UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 11)*

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

88337K401**

(CUSIP Number)

Jun Zhu Incsight Limited c/o 17 Floor, No. 130 Wu Song Road Hong Kou District, Shanghai 200080 People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing three hundred (300) Class A ordinary shares of The9 Limited.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K401

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,337,258 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 264,337,258 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,337,258 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 6,107,334 Class B ordinary shares and 20,124,694 Class A ordinary shares represented by American depositary shares (“ADSs”) held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 7,500,000 Class B ordinary shares, 225,300,000 Class A ordinary shares and 5,305,230 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu, among which 114,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain pre-agreed performance target of the Issuer are met. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 1,423,990,627 outstanding ordinary shares as a single class, being the sum of 1,410,383,293 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of January 29, 2024.

CUSIP No.	88337K401

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,232,028 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,232,028 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,232,028 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Consists of 6,107,334 Class B ordinary shares and 20,124,694 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 1,423,990,627 outstanding ordinary shares as a single class, being the sum of 1,410,383,293 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of January 29, 2024.

EXPLANATORY NOTE

This Amendment No. 11 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2015, as amended by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 to the Schedule 13D filed with the SEC on March 29, 2016, January 9, 2017, July 27, 2017, October 9, 2018, February 4, 2019, July 1, 2019, June 23, 2020, April 15, 2021, September 17, 2021 and September 27, 2023, respectively (the “Schedule 13D”), by Mr. Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the Class A ordinary shares and Class B ordinary shares, par value US$0.01 per share, of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Persons, and amends Items 1, 2, 3 and 5 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by the following.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.01 per share, including Class A ordinary shares represented by American depositary shares (the “ADSs”), each representing three hundred (300) Class A ordinary shares, and Class B ordinary shares of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “NCTY.” The principal executive offices of the Issuer are located at 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the following.

(a)–(c), (f) This Schedule 13D is being filed jointly by Jun Zhu (“Mr. Zhu”) and Incsight Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Incsight,” together with Mr. Zhu, the “Reporting Persons,” and each, a “Reporting Person”).

Mr. Zhu is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Mr. Zhu is a citizen of the Republic of Singapore. The principal business address of Mr. Zhu is c/o 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

Incsight is principally an investment holding vehicle and is wholly owned and controlled by Mr. Zhu. The principal business address of Incsight is c/o 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China.

(d), (e) During the past five years, none of any Reporting Person or (a) any partner, executive officer or director of any Reporting Person, (b) any person controlling any Reporting Person or (c) any partner, executive officer or director of any person ultimately in control of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

From October 5, 2023 to January 29, 2024, Mr. Jun Zhu, through Incsight Limited, effected series of trading transactions in connection with the ADSs of the Issuer in the open market using his personal funds, which ultimately resulted in a net increase of 64,042 ADSs, representing 19,212,600 Class A ordinary shares of the Issuer, acquired at a weighted-average price of US$4.199 per ADS.

Other than the aforementioned, no other transaction in the securities of the Issuer was conducted by the reporting persons during the past 60 days.

Item 5. Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The following information with respect to the ownership of the ordinary shares beneficially owned by the Reporting Persons filing this statement on Schedule 13D/A is provided as of January 29, 2024.

For Mr. Jun Zhu

	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	250,729,924	(1)	13,607,334	(1)	264,337,258	(1)	—
(b) Percent of class:	17.8	%(2)	100.0	%(3)	18.6	%(4)	58.2	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	250,729,924	(1)	13,607,334	(1)	264,337,258	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	250,729,924	(1)	13,607,334	(1)	264,337,258	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Includes (i) 6,107,334 Class B ordinary shares and 20,124,694 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 7,500,000 Class B ordinary shares, 225,300,000 Class A ordinary shares and 5,305,230 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu, among which 114,000,000 Class A ordinary shares are subject to lock-up period and restrictions that will be removed in installments, provided that certain pre-agreed performance target of the Issuer are met. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 1,410,383,293 Class A ordinary shares outstanding as of January 29, 2024.

(3)	Based on 13,607,334 Class B ordinary shares outstanding as of January 29, 2024.

(4)	The percentage of the class of securities beneficially owned by the Reporting Person is based on 1,423,990,627 outstanding ordinary shares as a single class, being the sum of 1,410,383,293 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of January 29, 2024.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to one hundred votes per share on all matters submitted to them for a vote.

For Incsight Limited

	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	20,124,694	(1)	6,107,334	(1)	26,232,028	(1)	—
(b) Percent of class:	1.4	%(2)	44.9	%(3)	1.8	%(4)	22.8	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	20,124,694	(1)	6,107,334	(1)	26,232,028	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	20,124,694	(1)	6,107,334	(1)	26,232,028	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Includes 6,107,334 Class B ordinary shares and 20,124,694 Class A ordinary shares represented by ADSs held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu.

(2)	Based on 1,410,383,293 Class A ordinary shares outstanding as of January 29, 2024.

(3)	Based on 13,607,334 Class B ordinary shares outstanding as of January 29, 2024.

(4)	The percentage of the class of securities beneficially owned by the Reporting Person is based on 1,423,990,627 outstanding ordinary shares as a single class, being the sum of 1,410,383,293 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of January 29, 2024.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to one hundred votes per share on all matters submitted to them for a vote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2024

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director